UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Fourth Quarter 2020 Operational Update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 7, 2021

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2020 OPERATIONAL UPDATE

DESPITE PANDEMIC-DRIVEN INDUSTRY COLLAPSE,

GEOPARK’S UNIQUE GROWTH TRACK RECORD IS EXTENDED TO 18 CONSECUTIVE YEARS

SELF-FUNDED 2020 WORK PROGRAM COMPLETED WITH 87% DRILLING SUCCESS

INCLUDING SUCCESSFUL APPRAISAL IN THE CPO-5 BLOCK AND

RESUMPTION OF DIVIDENDS AND SHARE BUYBACKS

FULLY FUNDED 2021 CAPITAL ALLOCATION

BALANCING LOW-COST GROWTH AND RETURNING VALUE TO SHAREHOLDERS

Bogota, Colombia – January 7, 2021 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina, today announced its operational update for the three-month period ended December 31, 2020 (“4Q2020”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Extending 18-Year Production Growth Track Record and Hitting Production Targets

•	Annual average production of 40,192 boepd in 2020, hitting 40,000-42,000 boepd guidance

•	2020 exit production over 40,000 boepd

•	Consolidated oil and gas production of 39,304 boepd

•	CPO-5 block (GeoPark non-operated, 30% WI) production increased to 10,310 bopd gross, 55% higher compared to 3Q2020

Effective Work Program Execution and Capital Efficiency

•	Successful drilling of Indico 2 appraisal well in the CPO-5 block in 4Q2020, currently producing 6,200 bopd of light oil with an estimated payback under 3 months

•	2020 cost and investment reductions totaled over $290 million across regional platform

•	2020 work program reduced by 65% to $65-75 million including 23 gross wells drilled (21 operated) with an 87% success rate, comprising development, appraisal and exploration wells

Cash Generation / Preservation Provided Resumption of Shareholder Returns

•	2020 Extraordinary Cash Dividend of $0.0206 per share ($1.25 million), paid on December 9, 2020

•	2020 Quarterly Dividend of $0.0206 per share ($1.25 million), paid on December 9, 2020

•	Resumed discretionary share buyback program, having acquired 106,486 shares for $1.0 million since November 6, 2020, while executing self-funded and flexible work programs

Strong Risk-Managed Balance Sheet

•	$201 million of cash & cash equivalents as of December 31, 2020[1] ($163.7 million as of Sept. 30, 2020)

•	$75 million oil prepayment facility, with $50 million committed and no amounts drawn

•	$132.9 million in uncommitted credit lines[2]

•	Long-term financial debt maturity profile with no principal payments until September 2024

•	Continuously adding new hedges over the next 12 months

_____________________

1 Unaudited.

2 As of September 30, 2020 (unaudited).

Active Portfolio Management and Improvement

•	Full integration of Amerisur Resources Plc (“Amerisur”) assets and operations

•	Divesting 10% non-operated WI in the Manati gas field in Brazil for up to R$144 million (approximately $27 million3), subject to agreement by the remainder of the consortium and required regulatory approvals

•	Reorganization of portfolio into asset-based platform vs. country-based

Productive SPEED/ESG+ Actions

•	Protocols, preventive measures and crisis response plans in place across GeoPark’s regional platform

•	Field teams sharply reduced to a minimum with back-up teams and contingencies in place to keep people working safely and production flowing

•	GeoPark closely engaged with local communities implementing a significant range of measures to fight Covid and provide emergency supplies, with efforts coordinated at local, regional and federal levels

Fully Funded, Efficient and Risk-Balanced 2021 Work Program

•	2021 work program of $100-120 million (including ~35% to exploration activities) targeting 40,000-42,000[4] boepd average production and operating netbacks of $280-330 million at $45-50 Brent per bbl[5]

•	Flexible work program, quickly adaptable to any oil price scenario

James F. Park, Chief Executive Officer of GeoPark, said: “Track records matter and 18 years of steady production growth, despite external volatility, is a meaningful demonstration of the brains, muscle and heart of the GeoPark team. We salute these amazing women and men for continuing to stay focused and do the hard work to advance our Company again on all fronts - technically, operationally, strategically, and financially – even with all the turmoil and hurt the planet endured this last year. As always, our team has learned a lot and come out even stronger and more united than ever – and is ready and looking forward to the big opportunity and promise of 2021.”

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2020, as compared to 4Q2019:

	4Q2020			4Q2019
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	31,858	31,642	1,296	33,311	-4%
Chile	3,133	334	16,794	3,292	-5%
Brazil	2,167	29	12,822	2,799	-23%
Argentina	2,146	1,233	5,478	2,384	-10%
Total	39,304	33,238	36,390	41,786	-6%
a)	Includes royalties paid in kind in Colombia for approximately 986 bopd in 4Q2020. No royalties were paid in kind in Brazil, Chile or Argentina.

______________________

3 Estimated amount in dollars using an exchange rate of R$5.30 per dollar.

4 2021 production guidance assumes full year production from the Manati gas field in Brazil (currently under a divestiture process that is subject to certain conditions and regulatory approvals) and excludes potential production from the 2021 exploration drilling program.

5 Assuming $4 per bbl Vasconia-Brent differential.

Quarterly Production Evolution

(boepd)	4Q2020	3Q2020	2Q2020	1Q2020	4Q2019
Colombia	31,858	31,297	31,072	38,723	33,311
Chile	3,133	3,610	3,101	3,121	3,292
Brazil	2,167	1,581	679	1,290	2,799
Argentina	2,146	2,357	2,060	2,597	2,384
Total	39,304	38,845	36,912	45,731	41,786
Oil	33,238	32,875	32,504	40,861	35,456
Gas	6,065	5,970	4,408	4,870	6,330

Oil and Gas Production Update

Consolidated:

Annual average 2020 production of 40,192 boepd compared to 40,046 boepd in 2019. Oil and gas production in 4Q2020 decreased by 6% to 39,304 boepd from 41,786 boepd in 4Q2019, due to limited drilling and maintenance activities in Colombia, Chile and Argentina and lower gas demand in Brazil, partially offset by the addition of production from the Amerisur acquisition in Colombia. Oil represented 85% of total reported production in 4Q2020 and 4Q2019.

Colombia:

Average net oil and gas production in Colombia decreased by 4% to 31,858 boepd in 4Q2020 compared to 33,311 boepd in 4Q2019, reflecting limited drilling and maintenance activities in the Llanos 34 block (GeoPark operated, 45% WI), partially offset by the recent acquisition of Amerisur and successful drilling of the Indico 2 appraisal well in the CPO-5 block.

The Llanos 34 block average net production was 25,759 bopd (or 57,242 bopd gross) in 4Q2020, representing 81% of GeoPark’s net production in Colombia, while the CPO-5 block average net production was 3,093 bopd (or 10,310 bopd gross), representing 10% of GeoPark’s net production in Colombia and a 55% increase compared to 3Q2020.

Appraisal and exploration drilling in the CPO-5 block:

•	Indico 2 appraisal well, located approximately 0.8 km northwest of the Indico 1 well, was successfully drilled and put on production in November 2020. The operator ONGC Videsh drilled and completed Indico 2 to a total depth of 10,925 feet. The well tested 5,500 bopd of 35 degrees API, with a 0.1% water cut, and is currently producing 6,200 bopd. Additional production history is required to determine stabilized flow rates of the well.

•	Aguila 1 exploration well was drilled by the operator ONGC Videsh to a total depth of 9,961 feet. According to petrophysical logging interpretation and other relevant information, the well encountered non-commercial oil accumulations, and following these results a decision was made to abandon the well.

•	Further exploration, appraisal and development activities are budgeted in the CPO-5 block in 2021 with the drilling of 5-6 gross wells plus the acquisition of 3D seismic, as part of GeoPark’s fully funded and flexible work and investment program.

•	CPO-5 is a large high-potential block offering multi-play, low cost development, appraisal and exploration opportunities, adjacent to and on trend with the Llanos 34 block, and with over 20 drilling leads and prospects delineated to date.

Other activities in operated and non-operated blocks:

•	Initiated 3D seismic acquisition in the PUT-8 block (GeoPark operated, 50% WI) which is located adjacent to the Platanillo Block (GeoPark operated, 100% WI) in the Putumayo basin, expected to continue in 1Q2021.

•	Re-entry activities carried out into the Grulla 1 well in the Llanos 94 block (GeoPark non-operated, 50% WI) showed non-commercial oil accumulations, and following these results a decision was made to abandon the well.

Chile:

Average net production in Chile decreased by 5% to 3,133 boepd in 4Q2020 resulting from lower gas production in the Jauke gas field, partially offset by the discovery of the Jauke Oeste gas field in early 2020. Maintenance and well intervention activities will be carried out in the Jauke 1 gas well during 1Q2021, aimed at increasing gas production levels. The production mix during 4Q2020 was 89% gas and 11% light oil (compared to 81% gas and 19% light oil in 4Q2019).

Brazil:

Average net production in Brazil decreased by 23% to 2,167 boepd in 4Q2020 compared to 2,799 boepd in 4Q2019. Compared to 3Q2020, Brazilian production increased by 37% due to higher demand in the Manati gas field (GeoPark non-operated, 10% WI). The production mix during 4Q2020 was 99% natural gas and 1% condensate (compared to 96% natural gas and 4% oil and condensate in 4Q2019).

Agreement to sell 10% WI in the Manati gas field:

•	On November 23, 2020, GeoPark announced that its Board of Directors approved an agreement to sell its 10% non-operated WI in the Manati gas field to Gas Bridge for a total consideration of R$144.4 million (approximately $27 million), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, which is subject to obtaining certain regulatory approvals.

•	The transaction was agreed with an effective date of December 31, 2020 and is subject to certain conditions, including the acquisition by Gas Bridge of the remaining 90% WI and operatorship of the Manati gas field.

•	Two other non-operating partners in the Manati gas field consortium with a combined 55% WI have announced their respective agreements to sell their WI to Gas Bridge.

•	Closing of the transaction would occur in 4Q2021, subject to the agreement by the remainder of the consortium and required regulatory approvals.

Argentina:

Average net production in Argentina decreased by 10% to 2,146 boepd in 4Q2020 (57% oil, 43% gas) compared to 2,384 boepd in 4Q2019 (66% oil, 34% gas), mainly resulting from limited maintenance activities combined with the natural decline of the fields.

COMMODITY RISK OIL MANAGEMENT CONTRACTS UPDATE

GeoPark recently added new oil hedges further increasing its price risk protection over the next 12 months, now reaching 25,500 bopd in 1Q2021, 23,000 bopd in 2Q2021, and 9,000 bopd in 2H2021. Hedges include a portion providing protection to the Vasconia local marker in Colombia.

The Company has the following commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)		Contract Terms ($ per bbl)
				Purchased Put or Fixed Price	Sold Put	Sold Call
	Zero cost collar	Brent	2,500	40.0	N/A	50.3-50.4
1Q2021	Zero cost collar	Brent	7,500	35.0	N/A	50.3-53.8
	Zero cost collar	Brent	5,500	40.0	N/A	52.8-53.9
	Zero cost collar	Brent	3,500	37.0	N/A	50.0
	Zero cost collar	Vasconia	2,000	35.0	N/A	43.0
	Zero cost collar	Brent	2,000	45.0	N/A	55.5
	Zero cost collar	Brent	2,500	45.0	N/A	59.0
2Q2021	Zero cost collar	Brent	5,000	35.0	N/A	51.7-55.0
	Zero cost collar	Brent	3,500	38.0	N/A	51.0
	Zero cost collar	Brent	5,500	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	4,500	40.0	N/A	50.3-50.4
	Zero cost collar	Brent	2,000	45.0	N/A	55.5
	Zero cost collar	Brent	2,500	45.0	N/A	59.0
3Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
	Zero cost collar	Brent	4,500	40.0	N/A	54.0-57.1
4Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
	Zero cost collar	Brent	4,500	40.0	N/A	54.0-57.1

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Km	Kilometers

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
PRMS	Petroleum Resources Management System

Sq km	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Covid-19 pandemic, the acquisition by Gas Bridge of the remaining WI and operatorship in the Manati gas field and the closing of the transaction, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, oil and gas prices, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.